Mail Stop 4720

*By US Mail and facsimile to (330) 393-5578*

Steven R. Lewis
President and Chief Executive Officer
First Place Financial Corp.
185 E. Market Street
Warren, OH 44481

> **Re:** **First Place Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 000-25049**

Dear Mr. Lewis:

We have reviewed your response letter dated July 9, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibits

1. In your response to prior comment 4, you indicate that you will file a written description of the Program if "a payment is made." The obligation to file a plan or a description of a plan occurs when the company implements the plan in order to determine compensation, not form the payment of awards under that plan. Therefore, please confirm that the company will file a copy of any program, plan or other compensation scheme the plan is implemented as part of your executive compensation program, whether or not awards are ultimately made under that plan.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

  Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-2419 with any questions.

         Sincerely,


         Christian Windsor
         Special Counsel